UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On May 22, 2024, Arbe Robotics Ltd. (the “Company”) issued a press release announcing the results of its operations for the quarter ended March 31, 2024. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call and webcast on Wednesday, May 22, 2024 at 8:30 a.m. Eastern Time to discuss the Company’s first quarter financial results.

Speakers will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10188680&linkSecurityString=fc66b93df0 .. Log-in instructions will be available after registering for the event.

The live call may be accessed via telephone at (844) 481-3015. toll-free in Israel at (80) 921-2373, or (412) 317-1880 internationally. A telephonic replay of the conference call will be available following the end of the conference call until May 31, 2024 at (877) 344-7529, or (412) 317-0088 internationally, using access ID: 4712793. A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=HKCkZ6mt or from Arbe’s Investor Relations website at: at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release and any statements made at the conference call and webcast referred to in the press release, contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to effect on the Israeli economy generally and on Arbe’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah and the effect of the call-up of a significant portion of its working population, including Arbe’s employees; the effect of any potential boycott of Israeli products and business; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange ratio between the US dollar and the Israeli shekel; Arbe’s ability to generate firm orders from the Tier-1s who are incorporating its chipset in the radar products they are marketing to automobile manufacturers; the success of Arbe’s Tier-1s to market and sell product that are based on its chipset; Arbe’s ability to raise funds on terms that are acceptable and do not have a negative impact on the stock price; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Arbe’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Information contained on, or that can be accessed through, Arbe’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this Form 6-K.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated May 22, 2024*

*	The consolidated balance sheets at March 31, 2024 and December 31, 2023, the consolidated statements of operations for the three months ended March 31, 2024 and 2023, and the consolidated statements of cash flows for the three months ended March 31, 2024 and 2023 are incorporated by reference in any registration statement on Form F-3 or Form S-8 and any filing with the Tel Aviv Stock Exchange that incorporates by reference material filed by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: May 22, 2024	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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